                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                           Arbor Software Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   038918 10 8
-------------------------------------------------------------------------------
                                 (CUSIP Number)








*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)





                               Page 1 of 6 Pages
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CUSIP NO.  038918 10 8             SCHEDULE 13G       PAGE   2   OF   6   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          James A. Dorrian
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF            610,927 shares Common Stock, registered in the name of
   SHARES              James A. Dorrian, Trustee FBO James A. Dorrian 1996
 BENEFICIALLY          Revocable Trust dtd 10-6-96.
  OWNED BY             --------------------------------------------------------
    EACH               (6)     SHARED VOTING POWER
  REPORTING            See Response to Row 5 Above
 PERSON WITH           --------------------------------------------------------
                       (7)     SOLE DISPOSITIVE POWER
                       610,927 shares Common Stock, registered in the name of
                       James A. Dorrian, Trustee FBO James A. Dorrian 1996
                       Revocable Trust dtd 10-6-96.
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                       See Response to Row 7 Above
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          610,927 shares of Common Stock
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                         [X]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.38%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

                                                             Page 3 of 6 Pages

ITEM 1(a).   Name of Issuer:

             Arbor Software Corporation

ITEM 1(b).   Address of Issuer's Principal Executive Offices:

             1344 Crossman Avenue, Sunnyvale, CA 94089

ITEM 2(a)    Name of Person Filing:

             James A. Dorrian

ITEM 2(b)    Address of Principal Business Office or, if none, Residence:

             1344 Crossman Avenue, Sunnyvale, CA 94089

ITEM 2(c)    Citizenship:

             United States

ITEM 2(d)    Title of Class of Securities:

             Common Stock

ITEM 2(e)    CUSIP Number:

             CUSIP #: 038918 10 8

ITEM 3.      NOT APPLICABLE

                                                             Page 4 of 6 Pages


ITEM 4.  OWNERSHIP

     The following information with respect to the ownership of the Ordinary Shares of the Issuer by the persons filing this Statement is provided as of December 31, 1997:

      (a)   Amount Beneficially Owned:

            See Row 9 of cover page for Reporting Person.

      (b)   Percent of Class:

            See Row 11 of cover page for Reporting Person.

      (c)   Number of shares as to which such person has:


         (i)  Sole power to vote or to direct the vote:

              See row 5 of cover page for Reporting Person.

        (ii)  shared power to vote or to direct the vote:

              See row 6 of cover page for Reporting Person.

       (iii)  Sole power to dispose or to direct the disposition of:

              See row 7 of cover page for Reporting Person.

        (iv)  Shared power to dispose or to direct the disposition of:

              See row 8 of cover page for Reporting Person.








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                                                             Page 5 of 6 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable


ITEM 10. CERTIFICATION

         Not Applicable

                                                            Page 6 of 6 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1998



/s/ JAMES A. DORRIAN
------------------------
James A. Dorrian